SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                     RYANAIR CELEBRATES 20 YEARS OF OPERATIONS
                         AS NET PROFITS RISE 19% TO EUR268.9m
                           AND TRAFFIC GROWS 19% TO 27.6M

                   ANNOUNCES "50% OFF OUR LOWEST FARES" SEAT SALE

Ryanair, Europe's No.1 low fares airline today (Tuesday, 31 May 2005) celebrated its 20th birthday by announcing record results for the year end 31 March 2005. Both passenger volumes and net profits grew by 19% to 27.6m and EUR268.9m respectively. Yields were 2% higher than last year (partially offsetting the 14% yield decline in 2003/04) and ancillary revenues grew by 40%, much faster than passenger volumes, which resulted in total revenues rising by 24% to EUR1.337bn. Operating costs rose by 25%, fractionally faster than the growth in revenues reflecting higher fuel costs. As a result, Ryanair's adjusted after tax margin for the full year fell by just 1% to an industry leading 20% as Adjusted Net Profit increased by 19% to a record EUR268.9m.


    Summary Table of Results (Irish GAAP) - in Euro(unaudited)


        Year Ended                March 31, 2004  March 31, 2005    %Increase

        Passengers                     23.1m           27.6m            +19%

        Revenue                   EUR1.074bn      EUR1.337bn            +24%

        Profit after tax (Note1)   EUR226.6m       EUR268.9m            +19%

        Basic EPS (Euro Cents)(Note 1) 29.91c         35.38c             18%


Note 1:Adjusted profit after tax and EPS during the year ended 31 March 2004 excludes the non-recurring costs of EUR14.9m (net of tax) arising from the earlier than planned retirement of 6 Boeing 737-200 aircraft, the reorganisation of "Buzz" in April '03 of EUR2.7m (net of tax), and a goodwill charge of EUR2.3m in 2004 and EUR2.1m in 2005.

Announcing these results Ryanair's Chief Executive, Michael O'Leary, said:

"We can think of no better way to celebrate Ryanair's 20th birthday than to announce another year of record traffic and record profits, with after tax margins at an industry leading 20%. Our robust trading performance over the past 12 months, despite intense competition and significantly higher oil prices reaffirms the unique strength of Ryanair's lowest cost model in Europe. While many airlines recorded losses, Ryanair increased after tax profits for the Winter half year by 33% from EUR51.0m to EUR67.6m, while our year end cash balances increased to EUR1.61 billion equating to 121% of annual revenues.

"Contrary to initial expectations, average yields for the 12 months rose by 2%, despite a 16% increase in capacity. This is partially due to the lower comparables last year (when yields fell by 14%), and continuing capacity reductions by the European flag carriers in markets where they compete with Ryanair. Most of our yield growth was due to multiple fuel surcharges imposed by the flag carriers on short-haul passengers, which have further widened the gap between their high fares and our low fares. Ryanair's traffic growth and yields have benefited substantially from our refusal to impose fuel surcharges.

"Clearly fuel costs remain high, and the market is volatile. Higher oil prices will continue to impact our cost base over the coming 12 months. We are unhedged for the remainder of this Summer and are benefiting from the recent oil price declines. In order to remove some cost uncertainty during the volatile Winter period, we have now hedged 75% of next Winter's fuel requirement at rates equivalent to $47 per barrel. We will continue to exploit our hedging policy where we believe it can remove uncertainty from our business at acceptable cost levels.

"Our new routes and bases continue to perform well. We have been most encouraged by the strong advance bookings at our new Luton and Liverpool bases where passengers are looking for an alternative to Easyjet's high prices. Traffic at our new Shannon base is also booking strongly, although yields have been slightly lower than we expected. Recently we announced five new routes from London to Poland (4) and Slovakia (1) and expect that these will be the first in a series of new route announcements over the coming weeks for next Winter.

"Without question, the single most important initiative of the past 12 months was the purchase of 140 additional Boeing 737-800's (comprising 70 firm and 70 options), for delivery during the period 2008 - 2012, at a substantial discount to our previous competitively priced aircraft order.

This new order, which also included the repricing of the balance of the previous order, will enable Ryanair to significantly reduce our aircraft per seat operating costs, and substantially improve our cash balances, while we maintain a disciplined rate of passenger growth out to 2012, by which time we expect to carry over 70m passengers per annum, making Ryanair, Europe's largest airline. We expect to overtake British Airways' monthly traffic later this Summer. This will be a very significant milestone for a small Irish airline which only started flying in 1985 and yet in just over 20 years (thanks to low fares, lowest costs and brand new Boeing aircraft) has overtaken British Airways.

"On the regulatory front, we were pleased with the recent settlement of the fuel levy dispute with the BAA at Stansted Airport, which will reduce the fuel levy for all airlines at Stansted for the coming 3 years. We continue to lobby against the BAA's grandiose plans at Stansted Airport for a gold-plated second runway. When the cost of a runway and even a second terminal should run to no more than GBP400m, the BAA's proposed spend of GBP4 billion is gold-plating on a rip off scale, which will result in overcharging of ordinary passengers for many decades into the future.

"If the BAA monopoly was broken up, and Stansted forced to compete with Gatwick and Heathrow, then low cost efficient facilities would be developed with the co-operation of user airlines like Ryanair and Easyjet. Instead we have the truly bizarre proposal that GBP4 billion be wasted by Stansted, building facilities that its airlines unanimously oppose, with part of the cost to be subsidized by passengers at Gatwick and Heathrow (who get no benefit from Stansted) and all of this waste is designed so that the BAA airport monopoly can claim a return on GBP4 billion of capital expenditure instead of GBP400 million. The CAA presently stands idly by while the BAA ignores the stated wishes of the very airline users at Stansted who are expected to pay for these extravagant and over specified facilities.

"In Ireland, the situation at Dublin Airport has descended into a farce. The Dublin Airport Authority which is responsible for this third world facility is to be rewarded for its incompetence by being allowed to build the second terminal. This facility will not be available until 2009 at the earliest and in the mean time passengers at Dublin will be forced to endure long queues and intolerable overcrowding while the Government protects this failed monopoly by blocking competition. It should be remembered that thirteen expressions of interest to build and operate this second terminal were received by the Irish Government as far back as October 2002, many of them from established airport operators who were prepared to invest in and offer genuine competition at Dublin.

"The Taoiseach (Prime Minister) recently demonstrated how hopelessly out of touch he is by claiming that the present overcrowded terminal has the capacity for 6 million more passengers per annum. It would appear that there aren't any queues at the VIP escort to the Government jet. "We have instructed our lawyers to prepare the necessary papers to oppose this second terminal on competition and public procurement grounds. We will also vigorously oppose any planning application which is based on over specified or inefficient terminal facilities, which is all that the DAA have ever developed either here at Dublin, or Cork, or Shannon. Had the Irish Government heeded Ryanair's calls for a competing second terminal seven years ago, this current embarrassment for Irish tourism would have been avoided. As always in Ireland the ordinary passengers suffer, while the politicians fudge.

"Our outlook for the coming 12 months is more positive than it was this time last year. We continue to budget for higher oil prices, but anticipate that these higher costs will be partially offset by a slightly more benign yield environment. If our competitors continue to maintain surcharges or continue to remove capacity from our markets then yields should be more stable, even as we continue to expand. Advance bookings for the Summer months are strong, and we are raising our traffic growth forecast for the coming year from 34m (+23%) to 35m (+27%). We expect that ancillary sales will continue to significantly outstrip traffic growth. Our new aircraft pricing and new airport deals will continue to have a downward impact on operating costs even though fuel volatility will remain a variable.

"It is becoming increasingly clear that being the lowest cost operator is the key competitive advantage in our industry. There is no better business model in the short haul market. Lowest cost wins. Like Wal-mart, Tesco and Dell in their respective markets, Ryanair's low fares cannot be matched nor beaten by any of our competitors. As the published statistics for punctuality, cancellations and lost bags confirm, none of our competitors can match our customer service either. We remain confident that Ryanair's unique combination of lowest costs, direct flights, brand new aircraft and market leading punctuality will ensure that the travelling public continues to fly Ryanair for the next twenty years, just as enthusiastically as they have in our first twenty.

"To celebrate these record results, we are running a "50% off our lowest fares" seat sale from today until midnight Thursday 2nd June for travel during the last 2 weeks in June and first 2 weeks in July." For more information, see www.ryanair.com".

    ENDS.                             Tuesday, 31 May 2005

For results and further information please contact:

Howard Millar,Ryanair Holdings Plc     Pauline McAlester, Murray Consultants

Tel:   353-1-8121212                   Tel:353-1-4980300

                        www.Ryanair.com

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is Europe's largest low fares airline with 229 low fare routes across 20 countries. Ryanair operates a fleet of 91 aircraft, and firm orders for up to a further 147 new 737-800's which will be delivered over the next 7 years. Ryanair currently employs a team of 2,700 people and expect to carry approximately 35 million scheduled passengers in the current year.


Ryanair Holdings plc and Subsidiaries
Consolidated Profit and Loss Accounts in accordance with UK & Irish GAAP (unaudited)


                                                 Year ended     Year ended
                                              March 31,2005  March 31,2004
Operating Revenues                                  EUR'000        EUR'000
Scheduled revenues                                1,128,116        924,566
Ancillary revenues                                  208,470        149,658

Total operating revenues - continuing operations  1,336,586      1,074,224

Operating expenses
Staff costs                                         140,997        123,624
Depreciation
and amortisation                                     98,703         98,130

Other operating expenses
   Fuel & Oil                                       265,276        174,991
   Maintenance, materials and repairs                37,934         43,420
   Marketing and distribution costs                  19,622         16,141
   Aircraft rentals                                  33,471         11,541
   Route charges                                    135,672        110,271
   Airport and Handling charges                     178,384        147,221
   Other                                             97,038         78,034
Total operating expenses                          1,007,097        803,373

Operating
profit before exceptional costs, and goodwill       329,489        270,851

Aircraft rentals                                          -        (13,291)
Buzz re-organisation costs                                -         (3,012)
Depreciation                                              -         (3,261)
Amortisation of goodwill                             (2,125)        (2,342)

                                                     (2,125)       (21,906)
Operating
profit after exceptional costs, and goodwill        327,364        248,945


Other (expenses)/income
Foreign exchange (losses)/gains                      (2,323)         3,217
Gain/(loss) on disposal of fixed assets                  47             (9)
Interest receivable and similar income               28,342         23,891
Interest payable and similar charges                (57,499)       (47,564)

Total other(expenses)/income                        (31,433)       (20,465)

Profit before taxation                              295,931        228,480
Tax on profit on ordinary activities                (29,190)       (21,869)
Profit for the year                                 266,741        206,611

Earnings per ordinary share
     - Basic (Euro cent)                              35.10          27.28
     - Diluted (Euro cent)                            34.91          27.00
Adjusted earnings per ordinary share*
     - Basic (Euro cent)                              35.38          29.91
     - Diluted (Euro cent)                            35.19          29.61
Number of ordinary shares (in 000's)
     - Basic                                        759,911        757,447
     - Diluted                                      764,003        765,131
* Calculated on Profit for the period before exceptional costs
(net of tax), and Goodwill.


  Ryanair Holdings plc and Subsidiaries
  Consolidated Balance Sheets in accordance with UK & Irish GAAP (unaudited)

                                                March 31,         March 31,
                                                     2005              2004
                                                  EUR'000           EUR'000
  Fixed assets
  Intangible Assets                                30,449            44,499
  Tangible assets                               2,092,283         1,576,526

  Total fixed assets                            2,122,732         1,621,025

  Current assets
  Cash and liquid resources                     1,613,643         1,257,350
  Accounts receivable                              20,644            14,932
  Other assets                                     24,612            19,251
  Inventories                                      28,069            26,440

  Total current assets                          1,686,968         1,317,973

  Total assets                                  3,809,700         2,938,998

  Current liabilities
  Accounts payable                                 92,118            67,936
  Accrued expenses and other liabilities          436,187           338,208
  Current maturities of long term debt            120,997            80,337
  Short term borrowings                             7,938               345

  Total current liabilities                       657,240           486,826

  Other liabilities
  Provisions for liabilities and
  charges                                         112,745            94,192
  Other creditors                                  18,444            30,047
  Long term debt                                1,293,860           872,645

  Total other liabilities                       1,425,049           996,884

  Shareholders' funds - equity
  Called - up share capital                         9,675             9,643
  Share premium account                           565,756           560,406
  Profit and loss account                       1,151,980           885,239

  Shareholders' funds - equity                  1,727,411         1,455,288

  Total liabilities and shareholders'
  funds                                         3,809,700         2,938,998

    Ryanair Holdings plc and Subsidiaries
    Consolidated Cashflow Statements in
    accordance with UK and Irish GAAP (unaudited)

                                                 Year ended     Year ended
                                                      ended          ended
                                                  March 31,      March 31,
                                                       2005           2004
                                                    EUR'000        EUR'000
    Net cash inflow from operating
    activities                                      530,515        462,062

    Returns on investments and servicing
    of finance                                      (26,372)       (20,313)
    Taxation                                         (3,581)        (2,056)
    Capital expenditure (including
    aircraft deposits)                             (616,901)      (331,599)
    Acquisitions including onerous lease
    payments                                         (2,218)       (32,696)

    Net cash (outflow)/inflow before
    financing
    and management of liquid resources             (118,557)        75,398

    Financing                                       467,257        122,705
    (Increase) in liquid resources                 (316,199)      (249,220)

    Increase/(decrease) in cash                      32,501        (51,117)


    Analysis of movement in liquid resources
    At beginning of year                          1,231,572        982,352
    Increase in year                                316,199        249,220

    At end of year                                1,547,771      1,231,572

    Analysis of movement in cash
    At beginning of year                             25,433         76,550
    Net cash inflow/(outflow) during
    year                                             32,501        (51,117)

    At end of year                                   57,934         25,433



Ryanair Holdings plc and Subsidiaries
Consolidated Statement of Changes in Shareholders' Funds - Equity in accordance with UK and Irish GAAP (unaudited)


                                               Share         Profit
                                     Ordinary  premium     and loss
                                     shares    account      account       Total
                                   EUR'000    EUR'000       EUR'000     EUR'000
Balance at April 1, 2004             9,643    560,406       885,239   1,455,288
Issue of ordinary equity
shares                                 32       5,350             -       5,382
Profit for the year                     -          -        266,741     266,741
Balance at March 31, 2005            9,675    565,756     1,151,980   1,727,411



Reconciliation of adjusted earnings per share (unaudited)


                                                          Year             Year
                                                         ended            Ended
                                                     March 31,        March 31,
                                                          2005             2004
                                                       EUR'000          EUR'000
Profit for the year under
UK and Irish GAAP                                      266,741          206,611
Adjustments
Aircraft rentals                                             -           13,291
Depreciation                                                 -            3,261
Buzz re-organisation costs                                   -            3,012
Amortisation of goodwill                                 2,125            2,342
Taxation adjustment for
above                                                        -           (1,966)
Adjusted profit under UK
and Irish GAAP                                          268,866         226,551
Number of ordinary shares (in 000's)
 - Basic                                                759,911         757,447
 - Diluted                                              764,003         765,131
Adjusted earnings per ordinary share
 - Basic (EUR cent)                                       35.38           29.91
 - Diluted (EUR cent)                                     35.19           29.61


Ryanair Holdings plc and Subsidiaries
Consolidated Profit and Loss Accounts in accordance with US GAAP (unaudited)

                                                      Year ended    Year ended
                                                        March 31,     March 31,
                                                            2005          2004
                                                         EUR'000       EUR'000
Operating Revenues
Scheduled revenues                                     1,128,116       924,566
Ancillary revenues                                       208,470       149,658
Total operating revenues - continuing operations       1,336,586     1,074,224

Operating expenses
Staff costs                                              141,499       123,535
Depreciation and amortisation                            101,103        98,130
Other operating expenses

          Fuel & Oil                                     265,276       174,991
          Maintenance, materials and repairs              37,934        43,420
          Marketing and distribution costs                19,622        16,141
          Aircraft rentals                                33,471        11,541
          Route charges                                  135,672       110,271
          Airport and Handling charges                   178,384       147,221
          Other                                           96,950        77,946
Total operating expenses                               1,009,911       803,196

Operating
profit before exceptional items                          326,675       271,028


Purchase Accounting Adjustment                            11,925             -
Aircraft retirement costs                                      -       (16,552)
Buzz re-organisation costs                                     -        (3,012)


Operating profit after exceptional items                 338,600       251,464


Other (expenses)/income
Foreign exchange (losses)/gains                           (2,323)        3,217
Gain/(loss) on disposal of fixed assets                       47            (9)
Interest receivable and similar income                    28,342        23,891
Interest payable and similar charges                     (49,654)      (40,351)

Total other (expenses)/income                            (23,588)      (13,252)

Income before taxation                                   315,012       238,212
Taxation                                                 (31,598)      (22,782)
Net income                                               283,414       215,430

Net income per ADS
     - Basic (Euro cent)                                  186.48        142.21
     - Diluted (Euro cent)                                185.48        140.78
Adjusted net income per ADS *
     - Basic (Euro cent)                                  179.61        153.82
     - Diluted (Euro cent)                                178.65        152.28
Weighted Average number of shares
     - Basic                                             759,911       757,447
     - Diluted                                           764,003       765,131

* Calculated on Net Income before non-recurring items (net of tax).
  (5 ordinary shares equal 1 ADR)


Ryanair Holdings plc and Subsidiaries
Summary of significant differences between UK, Irish
& US generally accepted accounting principles
(unaudited)

(A) Net income under US GAAP
                                                             Year ended

                                                     March 31,        March 31,
                                                         2005             2004
                                                      EUR'000          EUR'000
Profit as reported in the consolidated
profit and loss accounts in accordance with UK
and Irish GAAP                                        266,741          206,611


Adjustments
Pension                                                  (502)             89
Purchase Accounting
Adjustment                                             11,925               -
Amortisation of
goodwill                                                2,125            2,342

Capitalised interest (net of amortisation)
regarding aircraft
acquisition programme                                   5,445            7,213
Darley Investments
Limited                                                    88               88
Taxation- effect of
above adjustments                                      (2,408)            (913)

Net income under US
GAAP                                                 283,414          215,430


(B) Consolidated Cashflow Statements in accordance with US GAAP


                                                    March 31,        March 31,
                                                        2005             2004
                                                     EUR'000          EUR'000
Cash inflow from
operating activities                                  500,562          439,694
Cash (outflow) from
investing activities                                 (839,821)        (354,299)
Cash inflow from
financing activities                                  474,850          121,734

Increase in cash and
cash equivalents                                      135,591          207,129
Cash and cash
equivalents at
beginning of year                                     744,605          537,476

Cash and cash
equivalents at end of year                            880,196          744,605

Cash and cash
equivalents under US GAAP                             880,196          744,605
Restricted cash                                       204,040          200,000
Deposits with a
maturity of between
three and six months                                  529,407          312,745

Cash and liquid resources under UK and Irish GAAP   1,613,643        1,257,350




 Ryanair Holdings plc and Subsidiaries
 Summary of significant differences between UK, Irish and US generally accepted accounting principles (unaudited)


 (C) Shareholders' funds -  equity

                                                     March 31,     March 31,
                                                          2005          2004
                                                       EUR'000       EUR'000
 Shareholders' equity as reported in the
 consolidated balance
 sheets (UK and Irish GAAP)                          1,727,411     1,455,288

 Adjustments:
 Pension                                                 2,698         3,200
 Purchase Accounting
 Adjustment                                             11,925             -
 Amortisation of goodwill                                4,467         2,342

 Capitalised interest
 (net of amortisation) regarding aircraft
 acquisition programme                                  22,947        17,502
 Darley Investments Limited                                (63)         (151)
 Minimum pension liability (net of tax)                 (6,496)       (2,631)
 Unrealised losses on
 derivative financial
 instruments (net of tax)                             (128,074)     (116,681)
 Tax effect of adjustments
(excluding pension & derivative adjustments)            (4,996)       (2,588)


 Shareholders' equity as adjusted to accord
 with US GAAP                                        1,629,819     1,356,281

 Opening shareholders'
 equity under US GAAP                                1,356,281     1,177,187

 Comprehensive Income
 Minimum pension liability (net of tax)                 (3,865)           25
 Unrealised (losses) on derivative
 financial instruments (net of tax)                    (11,393)      (43,310)
 Net income in
 accordance with US GAAP                               283,414       215,430

 Total Comprehensive Income                            268,156       172,145

 Stock issued for cash                                   5,382         6,949

 Closing shareholders'
 equity under US GAAP                                1,629,819     1,356,281



                                Ryanair Holdings plc
                   Management Discussion and Analysis of Results

    Introduction

For the purposes of the MD&A all figures and comments are by reference to the adjusted profit and loss account excluding the exceptional costs and goodwill referred to below.

Exceptional costs in the year ended March 31,2004 consisted of re-organisation costs of EUR2.7m (net of tax), EUR11.6m in lease costs (net of tax), and an additional depreciation charge of EUR3.3m relating to an adjustment to the residual value of six Boeing 737-200 aircraft that were retired earlier than planned (Note 4). Goodwill of EUR2.1m was amortised in this financial year compared to EUR2.3m in the year ended March 31, 2004.

Profit after tax increased by 29% to EUR266.7m compared to EUR206.6m in the previous year ended March 31,2004. The adjusted profit for the year, excluding exceptional costs and goodwill, increased by 19% to EUR268.9m.

    Summary Year ended March 31, 2005

Profit after tax increased by 19% to EUR268.9m, compared to EUR226.6m in the previous year ended March 31, 2004. Total operating revenues increased by 24% to EUR1,336.6m, which was faster than the 19% growth in passenger volumes, as average fares rose by 2% and ancillary revenues grew by 39% to EUR208.5m. Total revenue per passenger as a result increased by 4%, whilst the successful launch of new routes and the slower rate of growth in turn led to load factors increasing by 3 points to 84%.

Total operating expenses increased by 25% to EUR1,007.1m, due to the increased level of activity, and the increased costs, primarily fuel, route charges and airport & handling costs associated with the growth of the airline. Fuel, our largest cost item, increased by 52% due to substantial increases in the US$ cost per gallon, partially offset by the strengthening of the Euro to the US dollar.

Despite the sharp rise in fuel costs Operating margins have been maintained at 25%, which in turn resulted in Operating profit increasing by 22% to EUR329.5m. Profit before tax increased by 19%, less than the increase in operating profit due to the higher net interest charge arising from the increased level of debt, and foreign exchange losses which arose from the translation of sterling and US$ bank balances to euro at the year end exchange rates. Net Margins have declined by 1 point to 20% for the reasons outlined above.

Adjusted earnings per share have increased by 18% to 35.4 cent for the year.

    Balance Sheet

The Company's profit growth continues to generate strong cashflow from operations, which for the year to March 31, 2005 amounted to EUR530.5m. This cashflow part funded the extensive aircraft delivery programme, additional aircraft deposits, whilst the balance remaining is reflected in the EUR356.3m increase in Cash and Liquid Resources since March 31, 2004. Capital expenditure net of sales proceeds amounted to EUR616.9m during the year whilst Long Term Debt, net of repayments, increased by EUR461.9m. Shareholders' Funds at March 31, 2005 have increased by EUR272.2m to EUR1,727.4m, compared to March 31, 2004.

    Detailed Discussion and Analysis Year ended March 31, 2005

Profit after tax, increased by 19% to EUR268.9m due to a 2% increase in average fares, and strong ancillary revenue growth which was partly offset by fuel costs increasing by 52% reflecting the higher US$ cost per gallon. Operating margins have remained constant at 25%, which has resulted in Operating profit increasing by EUR58.6m to EUR329.5m compared to last year.

Total operating revenues increased by 24% to EUR1,336.6m whilst passenger volumes increased by 19% to 27.6m. Total revenue per passenger has increased by 4% in the year due to a combination of higher average fares and strong ancillary revenue growth.

Scheduled passenger revenues increased by 22% to EUR1,128.1m due to a combination of a 2% improvement in average fares, increased passenger volumes on existing routes, and the successful launch of new bases at Rome-Ciampino, and Barcelona-Girona. The slower growth in passenger volumes is also reflected in improved load factors, which rose by 3 points to 84% in the year.

Ancillary revenues increased by 39% to EUR208.5m, faster than the growth in passenger volumes, reflecting a strong performance in non-flight scheduled revenues, car hire and other ancillary products. Ancillary revenues now account for 16% of total revenues compared to 14% for 2004.

Total operating expenses increased by 25% to EUR1,007.1m due to the increased level of activity, and the increased costs primarily fuel, aircraft rentals, route charges, and airport and handling costs associated with the growth of the airline. Total operating costs were also adversely impacted by a 10% increase in the average sector length whilst higher US$ fuel prices were partly offset by the strength of the euro exchange rate against the US$.

Staff costs have increased by 14% to EUR141.0m primarily due to a 14% increase in average employee numbers to 2,604 and the impact of pay increases of 3% granted during the year partly offset by savings in sterling denominated salaries due to the weakening of the sterling to euro exchange rate.

Depreciation and amortisation increased by 1% to EUR98.7m. Depreciation charges increased due to an increase in the size of the 'owned' fleet from 62 to 74, offset by lower amortisation charges due to the retirement of 737-200 aircraft and the positive impact of a new engine maintenance agreement on the cost of amortisation of 737-800 aircraft. The strengthening of the euro to US$ during the year also had a positive impact on the depreciation and amortisation charge relating to new aircraft deliveries.

Fuel costs rose by 52% to EUR265.3m due to an increase in the number of sectors flown, a 10% increase in the average sector length, and a significantly higher average US$ cost per gallon of fuel partially offset by the positive impact of the strengthening of the Euro to the US dollar during the year.

Maintenance costs decreased by 13% to EUR37.9m reflecting the improved reliability arising from the higher proportion of 737-800's operated and a lower level of maintenance costs incurred due to the return of four BAE 146 aircraft to KLM and the release of maintenance overhaul provisions of EUR5.2m during the year associated with the earlier than scheduled return of six leased 737-300's.

Marketing and distribution costs increased by 22% to EUR19.6m due to increases in expenditure arising from the higher level of activity during the year. Aircraft rental costs increased by EUR21.9m to EUR33.5m reflecting the full year cost of leasing 10 737-800 aircraft plus the lease costs associated with three deliveries during the third quarter. These costs were offset by the return of four BAE 146s and six leased 737-300 aircraft to KLM and ILFC respectively during the year.

Route charges increased by 23% to EUR135.7m due to an increase in the number sectors flown, an increase in the average sector length and an increase in the weight of the aircraft operated (which incur a higher charge).

Airport and handling charges increased by 21% to EUR178.4m, due to an increase in the number of passenger flown, and the impact of increased costs at certain existing airports offset by lower costs at new airports.

Other expenses increased by 24% to EUR97.0m, which is less than the growth in ancillary revenues due to improved margins on some new and existing products, and cost reductions achieved on indirect costs.

Operating margins have remained constant at 25% due to the reasons outlined above whilst operating profits increased by EUR58.6m to EUR329.9m during the year.

Interest receivable has increased by EUR4.4m due to the combined impact of higher levels of cash and liquid resources and an improvement in average deposit interest rates earned in the year compared to last year. Interest payable increased by EUR9.9m due to the drawdown of debt to part fund the purchase of new aircraft.

Foreign exchange gains/(losses) has changed from a gain of EUR3.2m to a loss of EUR2.3m in the current year due to the negative impact of changes in the sterling exchange rate against the euro.

The Company's Balance Sheet continues to strengthen due to the growth in profits during the year. The Company generated cash from operating activities of EUR530.5m, which part funded additional capital expenditure of EUR616.9m. Capital expenditure primarily comprised of the delivery of 24 aircraft and advance payments for future aircraft deliveries. Long term Debt, net of repayments increased by EUR461.9m, which was drawn down to part fund aircraft deliveries during the year. Cash and liquid resources continued to reflect the strong trading performance of the company during the year and at March 31, 2005 stood at EUR1,613.6m compared to EUR1,257.4 at March 31, 2004.

Shareholders' Funds at March 31, 2005 have increased to EUR1,727.4m compared to EUR1,455.3m at March 31, 2004.



                         Notes to the Financial Statements

 1. Accounting Policies

The accounting policies followed in the preparation of these consolidated financial statements for the year ended March 31, 2005 are consistent with those set out in the financial statements for the year ended March 31, 2004.

 2. Approval of the Preliminary Announcement

The Board of Directors approved the preliminary announcement document, which will form the basis of the Group's consolidated financial statements for the year ended March 31, 2005 on May 27, 2005.

 3. Generally Accepted Accounting Policies

The Management Discussion and Analysis of Results for the year ended March 31, 2005 are based on the results reported under Irish and UK GAAP.

 4. Aircraft retirement costs

Six aircraft were retired earlier than projected in 2003 due to the detection of scratch marks ('scribing') that occurred during an aircraft painting programme on these aircraft in 1995. It had been determined that the cost of repairing these aircraft was uneconomic due to the short remaining life of the aircraft. Accordingly the Company had determined that the residual value of US$1m (EUR794k) for these aircraft was excessive and as a result reduced it to EUR250k per aircraft. The cost of this adjustment charge for five aircraft was reflected in the results for the quarter ended September 30,2003, and the charge for a sixth aircraft was expensed in quarter ended December 31, 2003.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  31 May 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director